SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)
Information statement pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934
(Amendment No.)

SCM Microsystems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

784018103
(CUSIP Number)

Date of Event Which Requires Filing of this Statement: September 11, 2007

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  Lincoln Vale European Partners Master Fund, LP
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)  [ ]
                                                (b)  [ ]
  3   SEC USE ONLY
  4   CITIZENSHIP OR PLACE OF ORGANIZATION
                       Cayman Islands
  NUMBER OF        5  SOLE VOTING POWER
    SHARES           880,324
 BENEFICIALLY      6  SHARED VOTING POWER
   OWNED BY
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING          880,324
   PERSON          8  SHARED DISPOSITIVE POWER
    WITH
  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON          880,324
 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES             [ ]
 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                     5.59%
 12  TYPE OF REPORTING PERSON
                     HEDGE FUND

Item 1(a)    Name of Issuer:
SCM Microsystems, Inc.
Item 1(b)    Address of Issuer's Principal Executive Offices:
Investor Relations
466 Kato Terrace
Fremont, CA   94539
Item 2(a)    Name of Persons Filing:
Lincoln Vale European Partners Master Fund, LP
Item 2(b)    Address of Principal Business Office, or, if None, Residence:
55 Old Bedford Road, Lincoln, MA 01773
Item 2(c)    Citizenship:
Cayman Exempted Limited Partnership
Item 2(d)    Title of Class of Securities:
Common Stock
Item 2(e)    CUSIP Number:
784018103
Item 3 If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
   (a) [ ] Broker or Dealer registered under Section 15 of the Act
   (b) [ ] Bank as defined in Section 3(a)(6) of the Act
   (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act
   (d) [ ] Investment Company registered under Section 8 of the
Investment Company Act
   (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
   (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
   (g) [ ] Parent Holding Company, in accordance with Rule 13d-1 (b)(ii)(G)
   (h) [ ] Group

Item 4  Ownership
     (a) Amount Beneficially Owned:
         880,324
     (b) Percent of Class:
         5.59%
     (c)     Number of shares as to which such person has:
          (i) sole power to vote or to direct the vote
              880,324
	 (ii) shared power to vote or to direct the vote

        (iii) sole power to dispose or to direct the disposition of
              880,324
         (iv) shared power to dispose or to direct the disposition of

Item 5   Ownership of Five Percent or Less of a Class. [       ]

Item 6   Ownership of More than Five Percent on Behalf of Another Person.
             NOT APPLICABLE
Item 7 Identification and Classification of the Subsidiary Which Acquired The Security Being Reported on by the Parent Holding Company.
             NOT APPLICABLE
Item 8   Identification and Classification of Members of the Group.
             NOT APPLICABLE
Item 9   Notice of Dissolution of Group.
             NOT APPLICABLE

Item 10  Certification.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

MICHAEL KILLICK

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to it is true, complete and correct.

Date:    September 20, 2007


By: Michael Killick, Managing Director